UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of May 2026

Commission File Number 001-13372

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Korea Electric Power Corporation (“KEPCO”) hereby calls the extraordinary general meeting of shareholders (“EGM”) pursuant to a board resolution adopted on May 6, 2026 and seeks the attendance of its shareholders. Shareholders who are registered in the KEPCO’s shareholders’ registry on April 13, 2026 will be entitled to exercise their voting rights at this EGM.

The following is an English translation of the notice given to the shareholders in connection with the EGM:

To: Shareholders

From: Kim, Dong-Cheol, President & CEO of KEPCO

We hereby call the fiscal year 2026 EGM pursuant to Article 18 of the Articles of Incorporation of Korea Electric Power Corporation as follows and seek your attendance. Pursuant to Article 542-4 of the Commercial Act of the Republic of Korea, this notice shall be in lieu of notices to be given to the shareholders.

1.	Date / Time: May 21, 2026 / 9:10 a.m. (Seoul Time)

2.	Location: 55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Republic of Korea

  KEPCO Headquarters

3.	Item to be Reported: Audit Report

4.	Agenda for Shareholder Approval:

1)	Election of a Standing Director as Comptroller & Auditor General and Member of the Audit Committee

-Kim, Tae-Ok

Details of the proposed agenda for the EGM are attached hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Joo, Hwa-sik
Name: Joo, Hwa-sik
Title: Vice President

Date: May 7, 2026

Attachment

Agenda 1. Election of a Standing Director as Comptroller & Auditor General and Member of the Audit Committee

•	Kim, Tae-Ok

•	Gender : Male

•	Date of Birth : July 14, 1962

•	Major Positions Previously Held

•	Corporate Senior Executive Vice President & Chief Power Grid Officer at KEPCO (from March 2021 to November 2023)

•	Vice President of Regional Headquarters KEPCO Gwangju-Jeonnam at KEPCO (from December 2020 to March 2021)

•	Vice President & Head of Technology Planning Department at KEPCO (from December 2018 to December 2020)

•	Nominated by : Director Nomination Committee

•	Relationships with the largest shareholder of KEPCO : None

•	Transactions with KEPCO in the last three years : None

•	Tax Delinquency : None

•	Management Positions in any Insolvent Enterprise : None

•	Disqualifications under relevant laws : None

•	Term of Office as Standing and Non-Executive Director in KEPCO : Two Years

The nominee, Mr. Kim, Tae-Ok has possessed outstanding professional expertise across all sectors of the electric power industry by serving at Korea Electric Power Corporation for approximately 35 years and performing various roles, including Corporate Senior Executive Vice President & Chief Power Grid Officer, Vice President of Regional Headquarters KEPCO Gwangju-Jeonnam and Vice President & Head of Technology Planning Department.

In particular, through his position as the Corporate Senior Executive Vice President & Chief Power Grid Officer, a standing director, he has not only cultivated a wealth of knowledge in the planning, construction, and operation of the national power grid—a key pending issue of KEPCO—but also internalized experiences in various business fields such as the Vice President & Head of Technology Planning Department. Through these, he has equipped himself with auditing capabilities to identify and manage structural risks occurring at the boundaries between departments and overall business processes of the organization.

If the nominee is elected as a Standing Director as Comptroller & Auditor General and Member of the Audit Committee, he is expected to preemptively manage and resolve the structural risks of the company based on his in-depth understanding of KEPCO, and contribute to creating an advanced audit culture that supports and encourages employees to actively perform their duties.

Reference to the Shareholders:

Composition of the Board of Directors

If the new standing director candidate is elected at the EGM, the board of directors of KEPCO is expected to be composed of the following individuals:

Type	Gender	Name	Current Title	Director Position held Since

Standing Director	Male	Kim, Dong-Cheol	President & Chief Executive Officer	Sep. 19, 2023

Standing Director	Male	Kim, Tae-Ok	Comptroller & Auditor General and Member of the Audit Committee	Newly Elected

Standing Director	Male	Oh, Heung-Bok	Corporate Senior Vice President and Chief Financial & Strategic Planning Officer	Feb. 21, 2024

Standing Director	Male	Ahn, Jung-Eun	Corporate Senior Vice President and Chief Business Management Officer	Jan. 6, 2025

Standing Director	Male	Jung, Chi-Kyo	Corporate Senior Vice President and Chief Safety Officer & Chief Operation Officer	May. 28, 2025

Standing Director	Male	Kim, Jae-Koon	Corporate Senior Vice President and Chief Power System Officer	Apr. 27, 2026

Non-standing Director	Male	Kang, Hoon	Non-Executive Director	May. 1, 2024

Non-standing Director	Male	Lee, Heung-Ryul	Non-Executive Director	May. 7, 2025

Non-standing Director	Male	Lee, Kyung-Sup	Non-Executive Director	May. 8, 2026

Non-standing Director	Male	Moon, Jae-Do	Non-Executive Director	May. 8, 2026

Non-standing Director	Female	Hwang, Jeong-Hwa	Non-Executive Director	May. 8, 2026

Non-standing Director	Male	Kim, Jong-Wook	Non-Executive Director	May. 8, 2026

Non-standing Director	Male	Jung, Do-Jin	Non-Executive Director	May. 8, 2026

Non-standing Director	Male	Song, Jae-Do	Non-Executive Director	May. 8, 2026

Non-standing Director	Female	Kim, Sung-Eun (1)	Non-Executive Director	Nov. 8, 2023

Non-standing Director	Male	Lee, Sung-Ho (2)	Non-Executive Director	Nov. 8, 2023

(1)

Kim, Sung-Eun completed her term of office as a Non-standing Director and retired from the Board of Directors on May 7, 2026. Under Korean law, Ms. Kim will continue to serve as member of the audit committee until her successor is appointed.

(2)	Lee, Sung-Ho resigned on April 1, 2026. Under Korean Law, Mr. Lee will continue to serve as member of the audit committee until his successor is appointed.

(3)	Under Korean Law, the position of the Chairperson of the Board of Directors will be held by a Non-standing Director.

Appendix. Other Information on the Audit Committee of KEPCO

Each member of our Audit Committee member is selected after undergoing an intensive personnel verification process by both KEPCO’s Director Nomination Committee and the Committee for Management of Public Institutions under the Ministry of Finance and Economy, as stipulated in the Act on the Management of Public Institutions, which takes precedence over the Commercial Act.

•

There are no regulatory issues regarding independence under domestic laws, including the Commercial Act’s requirement for a specific period to elapse after retirement to ensure the independence of the Audit Committee.

•	The candidate’s expertise was thoroughly verified.